UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

The Madison Square Garden Company

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

55826P 100

(CUSIP Number)

Matthew Zweig
JAT Capital Management, L.P.
One Fawcett Place
Greenwich, CT 06830
Telephone:  203-608-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 55826P 100
1	NAME OF REPORTING PERSON JAT Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,814,049
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,814,049
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,814,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.40%(1)
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

(1)
Based upon a total of  63,955,661 shares of Class A Common Stock outstanding as of October 15, 2014 as reported on the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on October 31, 2014.

Page 2 of 8 Pages

CUSIP No. 55826P 100
1	NAME OF REPORTING PERSON JAT Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,814,049
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,814,049
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,814,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.40%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

(1)
Based upon a total of  63,955,661 shares of Class A Common Stock outstanding as of October 15, 2014 as reported on the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on October 31, 2014.

Page 3 of 8 Pages

CUSIP No. 55826P 100
1	NAME OF REPORTING PERSON John Thaler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,814,049
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,814,049
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,814,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.40%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)
Based upon a total of  63,955,661 shares of Class A Common Stock outstanding as of October 15, 2014 as reported on the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on October 31, 2014.

Page 4 of 8 Pages

Item 1.	Security and Issuer

This Amendment to Schedule 13D (this “Amendment 3”) relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”) of The Madison Square Garden Company, a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at Two Penn Plaza New York, NY 10121 and amends the Schedule 13D filed on August 22, 2014 (the “Original Schedule 13D”, as amended on September 2, 2014 (“Amendment 1”) and further amended on September 24, 2014 (“Amendment 2”), and, together with this Amendment 3, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.  Information given in response to each item herein shall be deemed incorporated by reference in all other items, as applicable.

This Amendment 3 is being filed to amend Items 3, 5 and 6 as set forth below. This is the final amendment to the Schedule 13D and is an “exit filing” for the Reporting Persons:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated to read as follows:

As of the date of this Schedule 13D, the Reporting Persons hold an aggregate of 2,814,049 shares of Common Stock (the “Shares”) for total consideration of $175,586,060. The investment capital of the JAT Clients used includes proceeds from (i) available cash on hand, (ii) the settlement of certain outstanding total return swaps contracts as described in Item 6 of the Original Schedule 13D, Amendment 1, and Amendment 2 and (iii) the sale of certain American-style call options as described on Amendment 2 (the “Options” and, together with the Shares, the “Securities”), exercisable for shares of Common Stock (the “Option Shares” and together with the Shares, the “Subject Shares”).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a)               As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 2,814,049 Subject Shares. The Subject Shares represent 4.40% of the outstanding Common Stock. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the total of 63,955,661 shares of Common Stock outstanding as of October 15, 2014 as reported on the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, filed by the Issuer with the Securities and Exchange Commission on October 31, 2014.  The Reporting Persons also have net long economic exposure to an additional 3,800,492 shares of Common Stock through cash-settled total return swap contracts described further in Item 6 of this Schedule 13D.  In addition, the Reporting Persons have entered into open market short sale transactions on 887,936 shares of Common Stock described further in Item 6 of this Schedule 13D. As a result, the Reporting Persons have a combined net long economic exposure to 6,026,605 shares of the Issuer’s Common Stock which represents net long economic exposure to  9.42% of the outstanding Common Stock.

(b)               JAT Capital, JAT LLC and Mr. Thaler have the shared power to vote or to direct the vote of 2,814,049 Subject Shares. Each of JAT Capital, JAT LLC and Mr. Thaler, by virtue of their relationships to the JAT Clients (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Subject Shares which the JAT Clients directly beneficially own. Each of JAT Capital, JAT LLC and Mr. Thaler disclaims beneficial ownership of the Subject Shares for all other purposes.

Page 5 of 8 Pages

(c)               Set forth on Schedule I hereto are all transactions in the Shares effected during the past sixty days by the Reporting Persons.

(d)               Other than the JAT Clients that directly hold Subject Shares, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Subject Shares.

(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding the following immediately prior to the last paragraph thereof.

Since the filing of Amendment 2 to the Original Schedule 13D on September 24, 2014, certain of the JAT Clients entered into cash-settled total return swap contracts with respect to 2,856,840 net notional shares of Common Stock.  After giving effect to these cash-settled total return swap contracts, the JAT Clients are parties to outstanding cash-settled total return swap contracts with respect to 3,800,492 net notional shares of Common Stock, in the aggregate. In addition, the Reporting Persons have entered into open market short sale transactions on 887,936 shares of Common Stock. The JAT Clients may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2015

JAT CAPITAL MANAGEMENT, L.P.

By:	JAT Capital Management, L.L.C., its General Partner

By:	/s/ John Thaler
Name: John Thaler
Title: Managing Member

JAT CAPITAL MANAGEMENT, L.L.C.

By:	/s/ John Thaler
Name: John Thaler
Title: Managing Member

/s/ John Thaler
John Thaler

Page 7 of 8 Pages

Schedule I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Type of Transaction	Number of Shares	Price Per Share ($)
2014-11-12	Sell	15,085	$74.50
2014-11-13	Sell	200	$74.43
2014-11-24	Short	151,800	$72.34
2014-12-05	Short	30,000	$73.25
2014-12-19	Short	57,000	$75.26
2014-12-19	Short	123,790	$75.11
2014-12-19	Short	140,500	$75.42
2014-12-22	Short	100,000	$75.13
2014-12-23	Short	77,400	$75.30
2014-12-26	Short	51,300	$75.52
2014-12-29	Short	5,500	$75.65
2014-12-29	Short	94,500	$75.53
2015-01-05	Short	346	$74.73
2015-01-06	Short	25,000	$74.18
2015-01-09	Sell	2,759,079	$73.82

Page 8 of 8 Pages